UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On October 30, 2024, AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) furnished its interim financial report for the quarter ended September 30, 2024.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-282733 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.
Dividend
In connection with AerCap’s dividend policy, in October 2024, AerCap’s Board of Directors declared a quarterly cash dividend of $0.25 per share, with a payment date of December 5, 2024, to shareholders of record as of the close of business on November 13, 2024.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in Item 10 of AerCap’s 2023 Annual Report on Form 20-F. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	5
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months Ended September 30, 2024 and 2023	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2024 and 2023	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2024 and 2023	8
Unaudited Condensed Consolidated Statements of Equity for the Three and Nine Months Ended September 30, 2024 and 2023	11
Notes to the Unaudited Condensed Consolidated Financial Statements	13

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of September 30, 2024 and December 31, 2023

	Note	September 30, 2024	December 31, 2023
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$3,754,539	$1,627,181
Restricted cash	4	199,974	198,285
Trade receivables		64,723	73,667
Flight equipment held for operating leases, net	5	57,935,609	57,091,166
Investment in finance leases, net	6	1,250,944	1,254,451
Flight equipment held for sale	7	520,866	296,696
Prepayments on flight equipment	26	3,723,784	3,576,187
Maintenance rights and lease premium, net	8	2,281,831	2,729,962
Other intangibles, net	9	145,177	163,167
Deferred tax assets	16	279,853	275,756
Associated companies	10	1,084,855	971,517
Other assets	11	2,582,735	3,016,524
Total Assets		$73,824,890	$71,274,559

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,817,091	$1,793,058
Accrued maintenance liability	14	3,145,360	2,863,730
Lessee deposit liability		1,050,352	1,018,702
Debt	15	48,352,710	46,483,903
Deferred tax liabilities	16	2,706,901	2,526,120
Commitments and contingencies	26
Total Liabilities		57,072,414	54,685,513

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of September 30, 2024 and December 31, 2023; 204,543,739 and 215,543,739 ordinary shares issued and 189,731,024 and 202,493,168 ordinary shares outstanding (including 4,948,175 and 4,561,249 shares of unvested restricted stock) as of September 30, 2024 and December 31, 2023, respectively	17, 23	2,558	2,676
Additional paid-in capital		5,802,351	6,594,556
Treasury shares, at cost (14,812,715 and 13,050,571 ordinary shares as of September 30, 2024 and December 31, 2023, respectively)	23	(1,139,955)	(819,305)
Accumulated other comprehensive (loss) income		(42,051)	8,304
Accumulated retained earnings		12,129,365	10,802,599
Total AerCap Holdings N.V. shareholders’ equity		16,752,268	16,588,830
Non-controlling interest		208	216
Total Equity		16,752,476	16,589,046
Total Liabilities and Equity		$73,824,890	$71,274,559

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$55,992	$80,910
Flight equipment held for operating leases and held for sale		2,864,934	2,919,819
Other assets		63,338	100,045

Accrued maintenance liability		$139,986	$140,310
Debt		1,245,510	1,271,340
Other liabilities		68,784	74,070
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three and Nine Months Ended September 30, 2024 and 2023

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2024	2023	2024	2023
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,605,340	$1,574,649	$4,758,497	$4,672,680
Maintenance rents and other receipts		161,376	126,229	520,872	469,385
Total lease revenue		1,766,716	1,700,878	5,279,369	5,142,065
Net gain on sale of assets		102,135	129,908	391,174	395,357
Other income	18	79,278	60,881	253,819	144,348
Total Revenues and other income		1,948,129	1,891,667	5,924,362	5,681,770
Expenses
Depreciation and amortization	5, 9	652,994	623,012	1,922,891	1,849,133
Net recoveries related to Ukraine Conflict	19	(3,934)	(645,807)	(26,683)	(673,879)
Asset impairment	20	2,446	107	32,802	36,540
Interest expense		516,265	446,977	1,486,062	1,310,575
Loss on debt extinguishment		462	246	7,482	4,097
Leasing expenses		274,833	165,986	596,238	621,233
Selling, general and administrative expenses	21	121,307	111,908	365,932	342,249
Total Expenses		1,564,373	702,429	4,384,724	3,489,948
Gain (loss) on investments at fair value		8,252	(10,577)	3,568	(6,591)
Income before income taxes and income of investments accounted for under the equity method		392,008	1,178,661	1,543,206	2,185,231
Income tax expense	16	(60,742)	(110,677)	(231,197)	(252,018)
Equity in net earnings of investments accounted for under the equity method		43,763	41,019	115,397	107,937
Net income		$375,029	$1,109,003	$1,427,406	$2,041,150
Net loss (income) attributable to non-controlling interest		5	(3,749)	8	(10,897)
Net income attributable to AerCap Holdings N.V.		$375,034	$1,105,254	$1,427,414	$2,030,253

Basic earnings per share	23	$2.00	$4.93	$7.44	$8.77
Diluted earnings per share	23	$1.95	$4.86	$7.27	$8.65

Weighted average shares outstanding—basic	23	187,510,161	224,239,197	191,917,111	231,586,646
Weighted average shares outstanding—diluted	23	191,886,520	227,379,759	196,309,483	234,818,115

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2024 and 2023

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(U.S. Dollars in thousands)
Net income	$375,029	$1,109,003	$1,427,406	$2,041,150

Other comprehensive (loss) income:
Net (loss) gain on derivatives (Note 12), net of tax of $18,654, $(4,813), $7,369 and $(9,030), respectively	(117,457)	27,390	(46,944)	50,008
Actuarial (loss) gain on pension obligations, net of tax of nil, nil, $487 and $(254), respectively	—	—	(3,411)	1,779
Total other comprehensive (loss) income	(117,457)	27,390	(50,355)	51,787

Comprehensive income	257,572	1,136,393	1,377,051	2,092,937
Comprehensive loss (income) attributable to non-controlling interest	5	(3,749)	8	(10,897)
Total comprehensive income attributable to AerCap Holdings N.V.	$257,577	$1,132,644	$1,377,059	$2,082,040

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2024 and 2023

	Nine Months Ended September 30,
	2024	2023
	(U.S. Dollars in thousands)
Net income	$1,427,406	$2,041,150
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,922,891	1,849,133
Net recoveries related to Ukraine Conflict	(26,683)	(660,878)
Asset impairment	32,802	36,540
Amortization of debt issuance costs, debt discount, debt premium and lease premium	171,287	191,512
Maintenance rights write-off (a)	260,107	286,581
Maintenance liability release to income	(144,115)	(164,193)
Net gain on sale of assets	(391,174)	(395,357)
Deferred tax expense	184,588	258,842
Share-based compensation	81,723	70,079
Collections of finance leases	313,570	309,453
(Gain) loss on investments at fair value	(3,568)	6,591
Loss on debt extinguishment	7,482	4,097
Other	140,207	(35,449)
Changes in operating assets and liabilities:
Trade receivables	9,232	42,148
Other assets	189,281	(134,419)
Accounts payable, accrued expenses and other liabilities	(22,729)	156,009
Net cash provided by operating activities	4,152,307	3,861,839
Purchase of flight equipment	(3,628,330)	(3,273,890)
Proceeds from sale or disposal of assets	1,857,878	1,556,713
Prepayments on flight equipment	(1,360,208)	(1,378,339)
Cash proceeds from insurance claim settlements	3,933	645,807
Net proceeds from (issuances of) loans receivable	73,236	(81,545)
Other	(11,518)	(23,122)
Net cash used in investing activities	(3,065,009)	(2,554,376)
Issuance of debt	6,441,379	5,009,330
Repayment of debt	(4,533,668)	(4,016,056)
Debt issuance and extinguishment costs paid, net of debt premium received	(97,198)	(74,336)
Maintenance payments received	695,568	600,664
Maintenance payments returned	(212,668)	(150,224)
Security deposits received	214,443	300,765
Security deposits returned	(157,342)	(150,940)
Dividend paid to non-controlling interest holders	—	(9,973)
Repurchase of shares and tax withholdings on share-based compensation	(1,220,450)	(1,966,392)
Dividends paid on ordinary shares	(89,806)	—
Net cash provided by (used in) financing activities	1,040,258	(457,162)
Net increase in cash, cash equivalents and restricted cash	2,127,556	850,301
Effect of exchange rate changes	1,491	(407)
Cash, cash equivalents and restricted cash at beginning of period	1,825,466	1,756,770
Cash, cash equivalents and restricted cash at end of period	$3,954,513	$2,606,664
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2024 and 2023

	Nine Months Ended September 30,
	2024	2023
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,299,662	$1,173,914
Income taxes paid, net	28,529	7,172

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$84,271	$189,488
MR contract maintenance rights write-off offset by maintenance liability release	38,235	16,498
EOL contract maintenance rights write-off offset by EOL compensation received	137,601	80,595
Maintenance rights write-off	$260,107	$286,581

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2024 and 2023
Non-Cash Investing and Financing Activities
Nine Months Ended September 30, 2024:
Flight equipment held for operating leases in the amount of $261 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $974 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $22 million was settled with buyers upon sale or disposal of assets.
Nine Months Ended September 30, 2023:
Flight equipment held for operating leases in the amount of $183 million, net, was reclassified to investment in finance and sales-type leases, net/inventory.
Flight equipment held for operating leases in the amount of $1.1 billion was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $74 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended September 30, 2024 and 2023

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2024	204,543,739	$2,558	$5,780,955	$(644,954)	$75,406	$11,802,243	$17,016,208	$213	$17,016,421
Repurchase of shares	—	—	—	(496,669)	—	—	(496,669)	—	(496,669)
Dividends declared on ordinary shares ($0.25 per share)	—	—	—	—	—	(48,170)	(48,170)	—	(48,170)
Ordinary shares issued, net of tax withholdings	—	—	(2,659)	1,668	—	258	(733)	—	(733)
Share-based compensation	—	—	24,055	—	—	—	24,055	—	24,055
Total comprehensive (loss) income	—	—	—	—	(117,457)	375,034	257,577	(5)	257,572
Balance as of September 30, 2024	204,543,739	$2,558	$5,802,351	$(1,139,955)	$(42,051)	$12,129,365	$16,752,268	$208	$16,752,476

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2023	250,347,345	$3,024	$8,604,293	$(1,026,074)	$132,624	$8,598,005	$16,311,872	$78,636	$16,390,508
Dividends paid to non-controlling interest holders	—	—	—	—	—	—	—	(3,918)	(3,918)
Repurchase of shares	—	—	—	(1,172,309)	—	—	(1,172,309)	—	(1,172,309)
Share cancellation	(14,803,606)	(148)	(839,019)	839,167	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	38	—	—	—	38	—	38
Share-based compensation	—	—	21,410	—	—	—	21,410	—	21,410
Total comprehensive income	—	—	—	—	27,390	1,105,254	1,132,644	3,749	1,136,393
Balance as of September 30, 2023	235,543,739	$2,876	$7,786,722	$(1,359,216)	$160,014	$9,703,259	$16,293,655	$78,467	$16,372,122

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity (Continued)
For the Nine Months Ended September 30, 2024 and 2023

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046
Repurchase of shares	—	—	—	(1,177,150)	—	—	(1,177,150)	—	(1,177,150)
Dividends declared on ordinary shares ($0.25 per share)	—	—	—	—	—	(97,970)	(97,970)	—	(97,970)
Share cancellation	(11,000,000)	(118)	(802,170)	802,288	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(71,758)	54,212	—	(2,678)	(20,224)	—	(20,224)
Share-based compensation	—	—	81,723	—	—	—	81,723	—	81,723
Total comprehensive (loss) income	—	—	—	—	(50,355)	1,427,414	1,377,059	(8)	1,377,051
Balance as of September 30, 2024	204,543,739	$2,558	$5,802,351	$(1,139,955)	$(42,051)	$12,129,365	$16,752,268	$208	$16,752,476

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
Dividends paid to non-controlling interest holders	—	—	—	—	—	—	—	(9,973)	(9,973)
Repurchase of shares	—	—	—	(1,969,154)	—	—	(1,969,154)	—	(1,969,154)
Share cancellation	(14,803,606)	(148)	(839,019)	839,167	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(30,372)	25,470	—	(1,916)	(6,818)	—	(6,818)
Share-based compensation	—	—	70,079	—	—	—	70,079	—	70,079
Total comprehensive income	—	—	—	—	51,787	2,030,253	2,082,040	10,897	2,092,937
Balance as of September 30, 2023	235,543,739	$2,876	$7,786,722	$(1,359,216)	$160,013	$9,703,259	$16,293,654	$78,467	$16,372,121

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap is the global leader in aviation leasing, with 2,046 aircraft owned, managed or on order, over 1,000 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $74 billion as of September 30, 2024. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024. The results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, notes receivables, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024.
Future application of accounting standards:
Improvements to Reportable Segmental Disclosures
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07—Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures (“ASU 2023-07”). ASU 2023-07 enhances segmental reporting through expanding the breadth and frequency of segment disclosures. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The amendments in ASU 2023-07 should be applied retrospectively unless it is impractical to do so and any segment expense categories and amounts disclosed in prior periods are based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of ASU 2023-07 is not expected to have a material effect on the Company’s consolidated financial statements.
Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in ASU 2023-09 should be applied on a prospective basis; however, retrospective application in all prior periods presented in the annual financial statements is permitted. The adoption of ASU 2023-09 is not expected to have a material effect on the Company’s consolidated financial statements.
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $200 million and $198 million as of September 30, 2024 and December 31, 2023, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of September 30, 2024, December 31, 2023 and September 30, 2023:

	September 30, 2024	December 31, 2023	September 30, 2023
Cash and cash equivalents	$3,754,539	$1,627,181	$2,415,297
Restricted cash	199,974	198,285	191,367
Total cash, cash equivalents and restricted cash	$3,954,513	$1,825,466	$2,606,664

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the nine months ended September 30, 2024 and 2023 were as follows:

	Nine Months Ended September 30,
	2024	2023
Net book value at beginning of period	$57,091,166	$55,220,809
Additions	4,740,874	4,555,169
Depreciation	(1,899,033)	(1,823,425)
Disposals and transfers to held for sale	(1,730,482)	(1,511,020)
Transfers to/from investment in finance leases, net/inventory	(261,023)	(182,799)
Recoveries related to Ukraine Conflict (Note 19)	26,909	15,072
Impairments (Note 20)	(32,802)	(36,540)
Net book value at end of period	$57,935,609	$56,237,266

Accumulated depreciation and impairment as of September 30, 2024 and 2023, respectively:	$(14,883,821)	$(13,268,955)
6. Investment in finance leases, net
Components of investment in finance leases, net as of September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Future minimum lease payments to be received, net	$1,226,587	$1,156,693
Estimated residual values of leased flight equipment	533,367	597,184
Less: Unearned income	(502,385)	(490,502)
Less: Allowance for credit losses (Note 22)	(6,625)	(8,924)
	$1,250,944	$1,254,451
During the three months ended September 30, 2024 and 2023, we recognized interest income from investment in finance leases, net of $23 million and $26 million, respectively, included in basic lease rents. During the nine months ended September 30, 2024 and 2023, we recognized interest income from investment in finance leases, net of $72 million and $77 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Flight equipment held for sale
As of September 30, 2024, flight equipment with a total net book value of $521 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $45 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2023, flight equipment with a total net book value of $297 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Maintenance rights	$1,780,962	$2,099,513
Lease premium, net	500,869	630,449
	$2,281,831	$2,729,962
Movements in maintenance rights during the nine months ended September 30, 2024 and 2023 were as follows:

	Nine Months Ended September 30,
	2024	2023
Maintenance rights at beginning of period	$2,099,513	$2,540,286
EOL and MR contract maintenance rights expense	(84,271)	(189,488)
MR contract maintenance rights write-off due to maintenance liability release	(38,235)	(16,498)
EOL contract maintenance rights write-off due to cash receipt	(137,601)	(80,595)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(58,444)	(77,818)
Maintenance rights at end of period	$1,780,962	$2,175,887
The following tables present details of lease premium assets and related accumulated amortization as of September 30, 2024 and December 31, 2023:

	September 30, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$964,235	$(463,366)	$500,869

	December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,002,293	$(371,844)	$630,449
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended September 30, 2024 and 2023, we recorded amortization expense for lease premium assets of $40 million and $44 million, respectively. During the nine months ended September 30, 2024 and 2023, we recorded amortization for lease premium assets of $123 million and $134 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Other intangibles, net
Other intangibles, net consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Customer relationships, net	$140,176	$156,059
Other intangible assets	5,001	7,108
	$145,177	$163,167
The following tables present details of customer relationships and related accumulated amortization as of September 30, 2024 and December 31, 2023:

	September 30, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(219,824)	$140,176

	December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(203,941)	$156,059
During the three months ended September 30, 2024 and 2023, we recorded amortization expense for customer relationships of $5 million. During the nine months ended September 30, 2024 and 2023, we recorded amortization expense for customer relationships of $16 million.
10. Associated companies
As of September 30, 2024 and December 31, 2023, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of September 30, 2024	September 30, 2024	December 31, 2023
Shannon Engine Support	50.0	$912,614	$797,185
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	92,503	91,898
Other	9.5-39.3	79,738	82,434
		$1,084,855	$971,517

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Straight-line rents, prepaid expenses and other	$622,907	$692,521
Loans receivable, net of allowance for credit losses (a)	595,439	654,925
Notes receivable, net of allowance for credit losses (b)	434,583	663,644
Lease incentives	139,607	152,056
Inventory	79,952	85,668
Investments	77,962	87,055
Operating lease right of use assets, net	60,973	57,009
Derivative assets (Note 12)	55,656	130,614
Other assets and receivables, net	515,656	493,032
	$2,582,735	$3,016,524

(a)As of September 30, 2024 and December 31, 2023, we had $0.3 million and $1 million, respectively, allowance for credit losses on loans receivable. Refer to Note 22—Allowance for credit losses for further details. During the nine months ended September 30, 2024 and 2023, we recognized interest income from loans receivable, net of allowance for credit losses of $42 million and $23 million, respectively, included in other income.
(b)As of September 30, 2024 and December 31, 2023, we had $164 million and $24 million, respectively, allowance for credit losses on notes receivable. Refer to Note 22—Allowance for credit losses for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of September 30, 2024, we had interest rate contracts outstanding, with underlying variable benchmark interest rates of Term SOFR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of September 30, 2024, we did not have cash collateral. As of December 31, 2023, we had cash collateral of $1 million from various counterparties and the obligation to return this collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of September 30, 2024 or December 31, 2023.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2024 and December 31, 2023:

	September 30, 2024		December 31, 2023
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$875,000	$15,619	$1,150,000	$39,918
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$2,350,000	$40,037	$3,165,000	$90,696
Total derivative assets		$55,656		$130,614

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

	September 30, 2024		December 31, 2023
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$3,105,000	$77,028	$3,590,000	$80,840
Total derivative liabilities		$77,028		$80,840

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(Loss) Gain
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$(138,890)	$30,819	$(62,451)	$51,672
Derivative premium and amortization	2,779	1,384	8,138	7,366
Income tax effect	18,654	(4,813)	7,369	(9,030)
Net (loss) gain on derivatives, net of tax	$(117,457)	$27,390	$(46,944)	$50,008
We expect to reclassify approximately $26 million from accumulated other comprehensive income (“AOCI”) as a reduction in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(Loss) Gain
Derivatives not designated as accounting hedges:
Interest rate contracts	$(22,079)	$(6,727)	$(29,916)	$(17,484)
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	(31,088)	30,129	(91,513)	77,134
(Loss) gain recognized in interest expense	$(53,167)	$23,402	$(121,429)	$59,650

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Deferred revenue	$813,169	$827,525
Accounts payable and accrued expenses	423,266	444,042
Accrued interest	434,824	348,568
Derivative liabilities (Note 12)	77,028	80,840
Operating lease liabilities	68,804	92,083
	$1,817,091	$1,793,058
14. Accrued maintenance liability
Movements in accrued maintenance liability during the nine months ended September 30, 2024 and 2023 were as follows:

	Nine Months Ended September 30,
	2024	2023
Accrued maintenance liability at beginning of period	$2,863,730	$2,503,202
Maintenance payments received	695,568	600,664
Maintenance payments returned	(212,668)	(150,224)
Release to income upon sale	(21,604)	(74,264)
Release to income other than upon sale	(144,115)	(164,193)
Lessor contribution, top-ups and other	(35,551)	5,439
Accrued maintenance liability at end of period	$3,145,360	$2,720,624

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of September 30, 2024, the principal amount of our outstanding indebtedness totaled $48.6 billion, which excluded debt issuance costs, debt discounts and debt premium of $251 million, and our undrawn lines of credit were $11.1 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2024, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of September 30, 2024 and December 31, 2023:

	September 30, 2024						December 31, 2023
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC (c) Notes		$32,841,630	$—	$32,841,630	3.74%	2024-2041	$31,215,349
Revolving credit facilities (d)		9,450,000	9,425,000	25,000	6.80%	2027-2028	25,000
Other unsecured debt		3,975,000	—	3,975,000	6.38%	2026-2028	3,055,000
TOTAL UNSECURED		$46,266,630	$9,425,000	$36,841,630			$34,295,349
Secured
Export credit facilities (e)	41	1,007,800	—	1,007,800	3.02%	2025-2036	1,034,687
Institutional secured term loans & secured portfolio loans	199	6,393,438	—	6,393,438	5.54%	2024-2032	7,667,363
AerFunding Revolving Credit Facility	26	2,250,000	1,219,091	1,030,909	7.03%	2029	1,032,151
Other secured debt (f)	10	812,809	483,165	329,644	5.73%	2026-2041	415,982
Fair value adjustment		—	—	479			993
TOTAL SECURED		$10,464,047	$1,702,256	$8,762,270			$10,151,176
Subordinated
Subordinated Notes		3,000,000	—	3,000,000	6.51%	2024-2065	2,250,000
TOTAL SUBORDINATED		$3,000,000	$—	$3,000,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(251,190)			(212,622)
	276	$59,730,677	$11,127,256	$48,352,710			$46,483,903

(a)The weighted average interest rate for our floating rate debt of $10.7 billion is calculated based on the applicable U.S. dollar SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the ten aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust and AICDC Notes
In January 2024, AerCap Trust and AICDC co-issued $800 million aggregate principal amount of 5.100% Senior Notes due 2029 and $700 million aggregate principal amount 5.300% Senior Notes due 2034.
In April 2024, AerCap Trust and AICDC completed an exchange offer whereby outstanding privately-placed 6.450% Senior Notes due 2027 that were issued in November 2023 were exchanged for a like principal amount of new 6.450% Senior Notes due 2027, pursuant to an SEC-registered public offering.
In September 2024, AerCap Trust and AICDC co-issued $1.3 billion aggregate principal amount of 4.625% Senior Notes due 2029 and $1.1 billion aggregate principal amount of 4.950% Senior Notes due 2034.
Revolving credit facilities
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”). In February 2023, AICDC amended the Citi Revolver I and extended its maturity to February 2027.
In March 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit agreement (the “Citi Revolver II” and, together with the “Citi Revolver I”, the “Citi Revolvers”) with a syndicate of lenders and Citibank N.A., as administrative agent, and a maturity of September 30, 2025. In February 2023, the terms of the Citi Revolvers were amended to replace LIBOR with Term SOFR as the relevant reference rate.
In August 2024, AerCap and AICDC amended the Citi Revolver II, including upsizing the facility to $4.5 billion, extending its maturity to December 20, 2028, and updating the financial covenants. This amendment process was replicated on the $4 billion Citi Revolver I, such that the terms of both the Citi Revolver I and the Citi Revolver II are now the same, with the exception of the maturity date.
Other unsecured debt
In May 2024, we entered into a $1 billion unsecured term loan (Terapon), with a maturity of May 2028.
In October 2024, we completed our inaugural Sukuk issuance, which consisted of $500 million aggregate principal amount of 4.500% trust certificates due October 2029 (the “Certificates”). The Certificates were issued by AerCap Sukuk Limited, were offered pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, and are listed on the Global Exchange Market of Euronext Dublin.
Institutional secured term loans
In May 2024, we amended our Setanta term loan. The loan was downsized to $1 billion and repriced. All other terms remain the same.
AerFunding Revolving Credit Facility amendment and extension
In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility which was subsequently upsized and amended. In July 2024, AerFunding amended this facility, extending the revolving period to July 2027, following which there is a 24-month term out period. The final maturity date of the AerFunding Revolving Credit Facility is July 2029.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Junior Subordinated Notes
In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of 6.950% fixed-rate reset junior subordinated notes due 2055 (“the “AGAT/AICDC Junior Subordinated Notes”). The AGAT/AICDC Junior Subordinated Notes are fully and unconditionally guaranteed on a junior subordinated basis by the Company and certain other subsidiaries of the Company.
In October 2024, AerCap Holdings N.V. redeemed in full the $750 million aggregate principal amount of its 5.875% junior subordinated notes due 2079 (the “Parent Guarantor Junior Subordinated Notes”), at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.
16. Income taxes
Our effective tax rate was 15.5% and 15.0% for the three and nine months ended September 30, 2024, respectively and 9.4% and 11.5% for the three and nine months ended September 30, 2023, respectively.
During the nine months ended September 30, 2024, our income tax expense was reduced by $8 million due to the resolution of an uncertain tax position. During the nine months ended September 30, 2023, we recorded approximately $84 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $44 million of income tax benefit due to a discrete tax item related to the release of a deferred tax liability.
Excluding discrete items, our effective tax rate for the full year 2024 is expected to be 15.5%. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate. Our effective tax rate has increased due to the introduction of the Pillar Two rules under the Organisation for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Sharing (“BEPS”) 2.0 initiative, which came into effect in Ireland from January 1, 2024. The majority of the Group’s assets are owned in Ireland.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Equity
Share repurchase programs
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2023 through September 30, 2024:

Program approval date	Program end date	Authorized amount	Program completion date
March 2023	September 30, 2023	$500,000	March 13, 2023
April 2023	September 30, 2023	500,000	September 14, 2023
July 2023	December 31, 2023	500,000	September 14, 2023
September 2023	December 31, 2023	650,000	November 16, 2023
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	March 8, 2024
February 2024	September 30, 2024	500,000	August 5, 2024
May 2024	December 31, 2024	500,000	Not yet completed
September 2024	March 31, 2025	500,000	Not yet completed
During the three months ended September 30, 2024, we repurchased an aggregate of 5.5 million of our ordinary shares under our share repurchase program at an average price of $91.03 per ordinary share. During the nine months ended September 30, 2024, we repurchased an aggregate of 13.7 million of our ordinary shares under our share repurchase programs at an average price of $86.21 per ordinary share.
During the nine months ended September 30, 2024, we cancelled 11.0 million ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
Between October 1, 2024 and October 25, 2024, we repurchased an aggregate of 0.1 million of our ordinary shares under our share repurchase program at an average price of $92.50 per ordinary share.
Dividends on ordinary shares
In May 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares in an aggregate annual amount of approximately $200 million, or approximately $50 million per quarter, subject to quarterly approval by our Board of Directors.
Our Board of Directors declared an inaugural quarterly cash dividend of $0.25 per share, which was paid on June 13, 2024, to shareholders of record as of the close of business on May 22, 2024. In July 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, which was paid on September 5, 2024, to shareholders of record as of the close of business on August 14, 2024. We expect to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance and cash flows.
In October 2024, our Board of Directors declared a quarterly cash dividend of $0.25 per share, with a payment date of December 5, 2024, to shareholders of record as of the close of business on November 13, 2024.
18. Other income
Other income consisted of the following for the three and nine months ended September 30, 2024, and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Interest and other income	$69,872	$52,789	$225,895	$118,774
Management fees	9,406	8,092	27,924	25,574
	$79,278	$60,881	$253,819	$144,348

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Net charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations have resulted in reduced revenues and operating cash flows.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together have represented an unusual and infrequent event and therefore the related net charges are classified separately on our Condensed Consolidated Income Statements. During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines.
We are pursuing claims in the London Commercial Court with respect to our assets that remain in Russia against the insurers under our contingent and possessed insurance policy (“C&P Policy”) and, with respect to our assets that remain in Russia and were not the subject of insurance settlements with Russian airlines and their Russian insurers, against the insurers and reinsurers under our former Russian lessees’ insurance and reinsurance policies. Refer to Note 26—Commitments and Contingencies for further details on these legal proceedings. We are also pursuing claims in the London Commercial Court under the airlines’ insurance and reinsurance policies with respect to two aircraft which were in Ukraine at the beginning of the Ukraine Conflict.
During the year ended December 31, 2023, we recognized insurance settlement proceeds of $1.3 billion pursuant to insurance settlements with six Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia. During the three months ended September 30, 2024, we recognized insurance settlement proceeds of $4 million pursuant to an insurance settlement with a Russian airline and its Russian insurer in respect of one aircraft lost in Russia. Insurance settlement discussions remain ongoing with respect to our claims under the insurance policies of several other Russian airlines. However, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount. In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.
We intend to continue to vigorously pursue all such insurance claims. However, the collection, timing and amount of any potential recoveries under our C&P Policy and under the respective airlines’ insurance and reinsurance policies are uncertain and we have not recognized any claim receivables as of September 30, 2024.
During the nine months ended September 30, 2024, we recognized net recoveries of $27 million, which primarily consisted of $23 million in respect of a Boeing 777-300ER aircraft which was in Ukraine at the beginning of the Ukraine Conflict and subsequently extracted. The recovery amount was based on the lower of depreciated cost and fair value of the aircraft less costs to recover the aircraft.
Net recoveries related to Ukraine Conflict consisted of the following for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(U.S. Dollars in millions)
Net recoveries of flight equipment	$—	$—	$(23)	$(15)
Insurance proceeds received	(4)	(646)	(4)	(646)
Letters of credit receipts and other collections	—	—	—	(13)
Net recoveries related to Ukraine Conflict	$(4)	$(646)	$(27)	$(674)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three and nine months ended September 30, 2024, we recognized impairment charges of $2 million and $33 million, respectively. During the three and nine months ended September 30, 2023, we recognized impairment charges of $0.1 million and $37 million, respectively. For all periods mentioned, the impairment charges related to lease terminations, lease amendments or sales transactions which were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
21. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Personnel expenses	$56,675	$50,529	$161,921	$154,370
Share-based compensation	24,055	21,410	81,723	70,079
Professional services	14,146	10,748	34,891	29,751
Office expenses	8,414	5,911	24,309	17,681
Travel expenses	8,086	7,782	25,588	30,431
Other expenses	9,931	15,528	37,500	39,937
	$121,307	$111,908	$365,932	$342,249
22. Allowance for credit losses
Movements in the allowance for credit losses during the nine months ended September 30, 2024 and 2023 were as follows:

	Nine Months Ended September 30,
	2024				2023
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$8,924	$24,274	$689	$33,887	$137,861
Current period (decrease) increase in provision for expected credit losses	(2,299)	140,037	(396)	137,342	5,034
Write-offs charged against the allowance	—	—	—	—	(107,996)
Allowance for credit losses at end of period	$6,625	$164,311	$293	$171,229	$34,899
During the nine months ended September 30, 2024, we increased our credit loss provision by $137 million, net, primarily reflecting an increase in our provision with respect to notes receivable. During the nine months ended September 30, 2023, we increased our credit provision by $5 million and recognized write-offs charged against the allowance of $108 million with respect to two of our lessees.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 4,948,175 and 4,233,182 shares of unvested restricted stock as of September 30, 2024 and 2023, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was nil and 19,214 for the three and nine months ended September 30, 2024, respectively. No shares were excluded from diluted shares outstanding for the three and nine months ended September 30, 2023, respectively.
The computation of basic and diluted EPS for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income for the computation of basic EPS	$375,034	$1,105,254	$1,427,414	$2,030,253
Weighted average ordinary shares outstanding—basic	187,510,161	224,239,197	191,917,111	231,586,646
Basic EPS	$2.00	$4.93	$7.44	$8.77

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income for the computation of diluted EPS	$375,034	$1,105,254	$1,427,414	$2,030,253
Weighted average ordinary shares outstanding—diluted	191,886,520	227,379,759	196,309,483	234,818,115
Diluted EPS	$1.95	$4.86	$7.27	$8.65
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
	Number of ordinary shares
Ordinary shares issued	204,543,739	215,543,739
Treasury shares	(14,812,715)	(13,050,571)
Ordinary shares outstanding	189,731,024	202,493,168
Shares of unvested restricted stock	(4,948,175)	(4,561,249)
Ordinary shares outstanding, excluding shares of unvested restricted stock	184,782,849	197,931,919

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the nine months ended September 30, 2024, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of September 30, 2024 and December 31, 2023, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of September 30, 2024, AerFunding had $1.0 billion outstanding under a secured revolving credit facility and $2.2 billion of AerFunding Class E-1 Notes outstanding due to us.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Variable interest entities (Continued)
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Carrying value of debt and equity investments	$117,740	$120,677
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the three and nine months ended September 30, 2024, we recognized lease rental income from SES of $40 million and $106 million, respectively. During the three and nine months ended September 30, 2023, we recognized lease rental income from SES of $31 million and $93 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from other related parties for management fees and dividends for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Management fees and other	$3,365	$1,911	$9,701	$8,455
Dividends	4,591	620	8,686	7,478
	$7,956	$2,531	$18,387	$15,933
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the three months ended September 30, 2024, AerCap entered into a portfolio sale agreement for 16 engines with EVAL, which are expected to sell over the next 12 months.
GE
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from GE (the “GECAS Transaction”) on November 1, 2021 (the “Closing Date”). GE held approximately 46% of our issued and outstanding ordinary shares and became a related party on the Closing Date. As of November 16, 2023, following the completion of its sale of our outstanding ordinary shares, GE no longer beneficially owned any of our outstanding ordinary shares and is no longer a related party.
During the three months ended September 30, 2023, AerCap recognized rental income from engines on lease to GE of $39 million, purchases from GE of $74 million and sales to GE of $5 million. During the nine months ended September 30, 2023, AerCap recognized rental income from engines on lease to GE of $118 million, purchases from GE of $193 million and sales to GE of $29 million.
26. Commitments and contingencies
Flight equipment on order
As of September 30, 2024, we had commitments to purchase 324 new aircraft scheduled for delivery through 2029. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of September 30, 2024, we also had commitments to purchase 56 engines and 13 new helicopters for delivery through 2026.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the nine months ended September 30, 2024 and 2023 were as follows:

	Nine Months Ended September 30,
	2024	2023
Prepayments on flight equipment at beginning of period	$3,576,187	$3,806,602
Prepayments and additions during the period, net	1,256,456	1,305,419
Interest paid and capitalized during the period	92,022	93,634
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,200,881)	(1,322,253)
Prepayments on flight equipment at end of period	$3,723,784	$3,883,402
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
Contingent and Possessed Insurance Policy Litigation and Operator Insurance and Reinsurance Policies Litigation
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under its contingent and possessed insurance policy (the “C&P Policy”)) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. As of September 30, 2024, AerCap Ireland’s claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aircraft Hull and Spares and Equipment Coverage section of the C&P Policy was approximately $2.1 billion. AerCap Ireland’s alternative claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aviation “War and Allied Perils” Coverage section of its C&P Policy remains in the amount of $1.2 billion. The trial commenced in October 2024 and is scheduled to continue until mid-December 2024.
We are currently in settlement discussions with certain of the insurers under the C&P Policy and may enter into settlements with these insurers as early as the fourth quarter of 2024. These discussions relate to settlements of up to approximately $250 million of proceeds in the aggregate. If all of these settlements were completed, AerCap Ireland’s claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aircraft Hull and Spares and Equipment Coverage section of the C&P Policy would be reduced to approximately $1.4 billion and AerCap Ireland’s alternative claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aviation “War and Allied Perils” Coverage section of the C&P Policy would be reduced to approximately $950 million. However, it is uncertain whether any of these discussions will result in the conclusion of any insurance settlement, and if so, in what aggregate amount.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
In parallel with the C&P Policy claim, in 2023, AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. Following completion of insurance settlements with a number of Russian airlines and their Russian insurers in 2023 and 2024, several of those claims have since been discontinued, and several others amended to discontinue claims in respect of certain aircraft and engines. During the quarter ended March 31, 2024, AerCap Ireland and certain affiliates of AerCap Ireland commenced further claims in the Commercial Court in London, England against various Russian insurers and additional reinsurers of the Russian airlines’ insurance policies (the “Operator Insurance Policies”) in respect of the aircraft and engines which are also the subject of the remaining claims under the Operator Reinsurance Policies. As of September 30, 2024, the remaining claims of AerCap Ireland and its affiliates under the Operator Reinsurance Policies/Operator Insurance Policies were for an aggregate amount of approximately $1.7 billion. In March 2024, the Commercial Court in London rejected the challenge to its jurisdiction brought by certain reinsurers in respect of the claims under the Operator Reinsurance Policies.
We intend to continue to vigorously pursue our claims under the C&P Policy and the Operator Reinsurance Policies/Operator Insurance Policies. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of September 30, 2024.
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. VASP’s final appeal was denied in November 2022 and the case has been returned to the Superior Court of Justice (“STJ”) for a ruling on the merits of our original appeal of the 1996 TJSP decision.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
Meanwhile, in 2008, VASP was adjudicated insolvent by a Brazilian bankruptcy court. The bankruptcy court has since allowed claims in favor of the Company in the aggregate amount of $66 million. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
Transbrasil Litigation
We are party to a group of related actions arising from the leasing of various aircraft and engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap-related companies, along with other leases it had entered into with General Electric Capital Corporation and certain of its affiliates (collectively, the “Lessors”). Subsequently, Transbrasil issued promissory notes (the “Notes”) to the Lessors in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the Lessors individually brought enforcement actions against Transbrasil in 2001.
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2010, an appellate court published a judgment (the “2010 Judgment”) ordering the Lessors to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes (the “Indemnity Claim”). In 2013, the STJ reversed the 2010 Judgment in most respects as to all of the Lessors. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought, amongst other actions now concluded, an action for provisional enforcement of the Indemnity Claim arising out of the 2010 Judgment. In light of the STJ’s 2013 ruling, (which reversed the 2010 Judgment), the trial court ordered the dismissal of a significant part of the Indemnity Claim. Our appeal regarding the remaining part of the Indemnity Claim remains pending with the TJSP. We believe we have strong arguments to convince the court that Transbrasil is not entitled to any claim under the portion of the Indemnity Claim that remains pending.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of September 30, 2024 and December 31, 2023, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of September 30, 2024 and December 31, 2023, we held investments at fair value of $77 million and $84 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2024 and December 31, 2023:

	September 30, 2024
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$55,656	$—	$55,656	$—
Investments, at fair value	76,503	75,679	—	824

Liabilities
Derivative liabilities	$77,028	$—	$77,028	$—

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$130,614	$—	$130,614	$—
Investments, at fair value	84,130	72,540	—	11,590

Liabilities
Derivative liabilities	$80,840	$—	$80,840	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
As of September 30, 2024 and December 31, 2023, we held investments at fair value of $77 million and $84 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of September 30, 2024 and December 31, 2023, loans receivable carried at amortized cost had estimated fair values of $601 million and $650 million, respectively, and were classified as Level 3.
As of September 30, 2024 and December 31, 2023, notes receivable carried at amortized cost had estimated fair values of $435 million and $664 million, respectively, and were classified as Level 3.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$3,754,539		$3,754,539	$3,754,539	$—	$—
Restricted cash	199,974		199,974	199,974	—	—
Loans receivable	595,439		601,421	—	—	601,421
Notes receivable	434,583		434,583	—	—	434,583
Derivative assets	55,656		55,656	—	55,656	—
Investments, at fair value	76,503		76,503	75,679	—	824
	$5,116,694		$5,122,676	$4,030,192	$55,656	$1,036,828
Liabilities
Debt	$48,603,900	(a)	$46,854,822	$—	$46,854,822	$—
Derivative liabilities	77,028		77,028	—	77,028	—
	$48,680,928		$46,931,850	$—	$46,931,850	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2023
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,627,181		$1,627,181	$1,627,181	$—	$—
Restricted cash	198,285		198,285	198,285	—	—
Loans receivable	654,925		650,398	—	—	650,398
Notes receivable	663,644		663,644	—	—	663,644
Derivative assets	130,614		130,614	—	130,614	—
Investments, at fair value	84,130		84,130	72,540	—	11,590
	$3,358,779		$3,354,252	$1,898,006	$130,614	$1,325,632
Liabilities
Debt	$46,696,525	(a)	$44,377,940	$—	$44,377,940	$—
Derivative liabilities	80,840		80,840	—	80,840	—
	$46,777,365		$44,458,780	$—	$44,458,780	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Subsequent events
Sukuk Issuance
In October 2024, the Company completed its inaugural Sukuk issuance, which consisted of $500 million aggregate principal amount of 4.500% trust certificates due October 2029.
Parent Guarantor Junior Subordinated Notes
In October 2024, AerCap Holdings N.V. redeemed in full the $750 million aggregate principal amount of its Parent Guarantor Junior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the industry leader across all areas of aviation leasing with a portfolio consisting of 3,491 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of September 30, 2024. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the nine months ended September 30, 2024, we executed 624 aviation asset transactions.
The following table presents our flight equipment portfolio by type as of September 30, 2024:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,462	84%	178	324	1,964
Airbus A220 Family	15	1%	6	4	25
Airbus A320neo Family	405	30%	23	155	583
Airbus A320 Family	403	8%	63	—	466
Airbus A330neo Family	9	2%	2	3	14
Airbus A330	47	2%	8	—	55
Airbus A350	41	7%	6	—	47
Boeing 737 MAX	64	4%	8	117	189
Boeing 737NG	239	8%	60	—	299
Boeing 777-200ER / 300-ER	47	3%	1	—	48
Boeing 787	109	18%	1	16	126
Embraer E190 / E195 / E2	57	1%	—	24	81
Other (a)	26	—	—	5	31
Freighter Aircraft	75	2%	7	—	82
Airbus A321	3	—	—	—	3
Boeing 737	55	1%	7	—	62
Boeing 747 / 767 / 777	17	1%	—	—	17
Engines	458	8%	607	56	1,121
Helicopters	311	6%	—	13	324
Total	2,306	100%	792	393	3,491

(a)Other includes 26 owned aircraft (including five Embraer E170/175 aircraft; five Boeing 767 aircraft and 16 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of September 30, 2024. In addition, SES had 93 engines on order as of September 30, 2024.

Aircraft portfolio
As of September 30, 2024, we owned 1,537 aircraft and we managed 185 aircraft. As of September 30, 2024, we had commitments to purchase 324 new aircraft scheduled for delivery through 2029. As of September 30, 2024, the weighted average age of our 1,537 owned aircraft fleet, weighted by net book value, was 7.4 years. As of September 30, 2024, 1,514 of our 1,537 owned aircraft were on lease and 23 aircraft were off-lease. As of October 25, 2024, of the 23 aircraft, 17 were re-leased or under commitments for re-lease, four aircraft were designated for sale or part-out, one aircraft was being marketed for re-lease and one aircraft was sold. The aircraft which were designated for sale or part-out or marketed for re-lease represented less than 1% of the aggregate net book value of our fleet. During the three and nine months ended September 30, 2024, our owned aircraft utilization rate was 99% and 98%, respectively, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the three and nine months ended September 30, 2024 and were therefore not calculated as utilized.
During the nine months ended September 30, 2024, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,422	121	13	1,556
Aircraft purchases	65	—	—	65
Aircraft reclassified to held for sale	(29)	—	29	—
Aircraft sold or designated for part-out (a)	(42)	(16)	(26)	(84)
Aircraft reclassified to/from investment in finance leases, net	—	—	—	—
Number of owned aircraft at end of period	1,416	105	16	1,537

(a)Includes six aircraft that were reclassified to inventory.
Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024.

Comparative results of operations
Results of operations for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023

	Three Months Ended September 30,		Increase/ (Decrease)
	2024	2023
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,605,340	$1,574,649	$30,691
Maintenance rents and other receipts	161,376	126,229	35,147
Total lease revenue	1,766,716	1,700,878	65,838
Net gain on sale of assets	102,135	129,908	(27,773)
Other income	79,278	60,881	18,397
Total Revenues and other income	1,948,129	1,891,667	56,462
Expenses
Depreciation and amortization	652,994	623,012	29,982
Net recoveries related to Ukraine Conflict	(3,934)	(645,807)	641,873
Asset impairment	2,446	107	2,339
Interest expense	516,265	446,977	69,288
Loss on debt extinguishment	462	246	216
Leasing expenses	274,833	165,986	108,847
Selling, general and administrative expenses	121,307	111,908	9,399
Total Expenses	1,564,373	702,429	861,944
Gain (loss) on investments at fair value	8,252	(10,577)	18,829
Income before income taxes and income of investments accounted for under the equity method	392,008	1,178,661	(786,653)
Income tax expense	(60,742)	(110,677)	49,935
Equity in net earnings of investments accounted for under the equity method	43,763	41,019	2,744
Net income	$375,029	$1,109,003	$(733,974)
Net loss (income) attributable to non-controlling interest	5	(3,749)	3,754
Net income attributable to AerCap Holdings N.V.	$375,034	$1,105,254	$(730,220)
Basic lease rents. The increase in basic lease rents of $31 million was attributable to:
•the acquisition of assets between July 1, 2023 and September 30, 2024, with an aggregate net book value of $8 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $149 million;
partially offset by
•a decrease in basic lease rents of $64 million primarily due to lower power-by-the-hour (“PBH”) rent, as well as redeliveries, lease terminations and lease extensions at lower rate. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and
•the sale of assets between July 1, 2023 and September 30, 2024 with an aggregate net book value of $2.4 billion on their respective sale dates, resulting in a decrease in basic lease rents of $54 million.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $35 million, or 28%, was attributable to:
•an increase of $56 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts;
partially offset by
•a decrease of $21 million in maintenance revenue and other receipts from lease terminations and restructuring.
Net gain on sale of assets. The decrease in net gain on sale of assets of $28 million was primarily due to the volume and composition of asset sales. During the three months ended September 30, 2024, we sold 22 assets for sale proceeds of $479 million and during the three months ended September 30, 2023, we sold 45 assets for sale proceeds of $682 million.
Other income. The increase in other income of $18 million was primarily due to higher interest income recognized during the three months ended September 30, 2024 compared to the three months ended September 30, 2023.
Depreciation and amortization. The increase in depreciation and amortization of $30 million, or 5%, was primarily due to a higher average lease assets balance during the three months ended September 30, 2024 compared to the three months ended September 30, 2023.
Net recoveries related to Ukraine Conflict. During the three months ended September 30, 2024, we received cash insurance settlement proceeds of $4 million pursuant to an insurance settlement with one Russian airline and its insurer in respect of an aircraft lost in Russia. During the three months ended September 30, 2023, we recognized recoveries of $646 million pursuant to insurance settlements with two Russian airlines and their Russian insurers in respect of 17 aircraft and five spare engines lost in Russia.
Interest expense. The increase in interest expense of $69 million, or 16%, was primarily attributable to:
•a $54 million increase in interest expense due to an increase in the average cost of debt for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.0% during the three months ended September 30, 2024, compared to 3.5% during the three months ended September 30, 2023. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt; and
•a $15 million increase in interest expense attributable to mark-to-market movement on interest rate derivatives. For the three months ended September 30, 2024, we recognized a loss of $22 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $7 million recognized during the three months ended September 30, 2023.

Leasing expenses. The increase in leasing expenses of $109 million was primarily due to $132 million of higher expenses related to an increase in our allowance for credit losses and $14 million of higher airline default costs partially offset by $17 million of lower expenses related to flight equipment transition costs and other leasing expenses, $16 million of lower maintenance rights asset amortization and $4 million of lower lessor maintenance contributions.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $9 million, or 8%, was primarily driven by higher compensation-related expenses.
Income tax expense. The effective tax rate was 15.5% and 9.4% for the three months ended September 30, 2024 and 2023, respectively.
During the three months ended September 30, 2023, we recorded $81 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $44 million of income tax benefit due to a discrete tax item related to the release of a deferred tax liability.
The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. The effective tax rate in any period can be impacted by revisions to the estimated full year rate. Our effective tax rate has increased due to the introduction of the Pillar Two rules under the OECD’s BEPS 2.0 initiative, which came into effect in Ireland from January 1, 2024. The majority of the Group’s assets are owned in Ireland.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $3 million was primarily driven by higher earnings from our investment in SES.

Results of operations for the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023

	Nine Months Ended September 30,		Increase/ (Decrease)
	2024	2023
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$4,758,497	$4,672,680	$85,817
Maintenance rents and other receipts	520,872	469,385	51,487
Total lease revenue	5,279,369	5,142,065	137,304
Net gain on sale of assets	391,174	395,357	(4,183)
Other income	253,819	144,348	109,471
Total Revenues and other income	5,924,362	5,681,770	242,592
Expenses
Depreciation and amortization	1,922,891	1,849,133	73,758
Net recoveries related to Ukraine Conflict	(26,683)	(673,879)	647,196
Asset impairment	32,802	36,540	(3,738)
Interest expense	1,486,062	1,310,575	175,487
Loss on debt extinguishment	7,482	4,097	3,385
Leasing expenses	596,238	621,233	(24,995)
Selling, general and administrative expenses	365,932	342,249	23,683
Total Expenses	4,384,724	3,489,948	894,776
Gain (loss) on investments at fair value	3,568	(6,591)	10,159
Income before income taxes and income of investments accounted for under the equity method	1,543,206	2,185,231	(642,025)
Income tax expense	(231,197)	(252,018)	20,821
Equity in net earnings of investments accounted for under the equity method	115,397	107,937	7,460
Net income	$1,427,406	$2,041,150	$(613,744)
Net loss (income) attributable to non-controlling interest	8	(10,897)	10,905
Net income attributable to AerCap Holdings N.V.	$1,427,414	$2,030,253	$(602,839)
Basic lease rents. The increase in basic lease rents of $86 million, or 2%, was attributable to:
•the acquisition of assets between January 1, 2023 and September 30, 2024, with an aggregate net book value of $11.2 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $429 million;
partially offset by
•a decrease in basic lease rents of $186 million primarily due to lower power-by-the-hour (“PBH”) rent, as well as redeliveries, lease terminations and lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and
•the sale of assets between January 1, 2023 and September 30, 2024 with an aggregate net book value of $3.3 billion on their respective sale dates, resulting in a decrease in basic lease rents of $157 million.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $51 million, or 11%, was attributable to:
•an increase of $58 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts;
partially offset by
•a decrease of $7 million in maintenance revenue and other receipts from lease terminations and restructurings.
Net gain on sale of assets. The decrease in net gain on sale of assets of $4 million was primarily due to the volume and composition of asset sales. During the nine months ended September 30, 2024, we sold 96 assets for sale proceeds of $2.2 billion and during the nine months ended September 30, 2023, we sold 132 assets for proceeds of $2.1 billion.
Other income. The increase in other income of $109 million was primarily due to higher interest income recognized during the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.
Depreciation and amortization. The increase in depreciation and amortization of $74 million was primarily due to a higher average lease assets balance during the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.
Net recoveries related to Ukraine Conflict. During the nine months ended September 30, 2024, we recognized recoveries of $27 million, primarily in relation to an aircraft that was in Ukraine at the beginning of the Ukraine Conflict and subsequently extracted. During the nine months ended September 30, 2023, we recognized recoveries of $674 million, which primarily consisted of cash insurance settlement proceeds of $646 million pursuant to insurance settlements with two Russian airlines and their Russian insurers in respect of 17 aircraft and five spare engines lost in Russia. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 19—Net charges related to Ukraine Conflict.”
Asset impairment. For the nine months ended September 30, 2024, we recognized asset impairment charges of $33 million primarily related to lease terminations, lease amendments or sales transactions which were fully offset by related maintenance revenue. During the nine months ended September 30, 2023, we recognized asset impairment charges of $37 million primarily related to sales transactions or lease terminations which were fully offset by related maintenance revenue.
Interest expense. The increase in interest expense of $175 million, or 13%, was primarily attributable to:
•a $166 million increase in interest expense due to an increase in the average cost of debt for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 3.9% during the nine months ended September 30, 2024, compared to 3.4% during the nine months ended September 30, 2023. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt; and
•a $13 million increase in interest expense attributable to mark-to-market movement on interest rate derivatives. For the nine months ended September 30, 2024, we recognized a loss of $30 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $17 million recognized during the nine months ended September 30, 2023;
partially offset by
•a $105 million decrease in the average outstanding debt balance to $46.6 billion during the nine months ended September 30, 2024 from $46.7 billion during the nine months ended September 30, 2023, resulting in a $4 million decrease in interest expense.

Leasing expenses. The decrease in leasing expenses of $25 million was primarily due to $103 million of lower maintenance rights asset amortization, $45 million of lower lessor maintenance contributions and $28 million of lower expenses related to flight equipment transition costs and other leasing expenses partially offset by $132 million of higher expenses related to an increase in our allowance for credit losses and $19 million of higher airline default costs.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $24 million, or 7%, was primarily due to higher compensation-related expenses.
Income tax (expense) benefit. The effective tax rate was 15.0% and 11.5% for the nine months ended September 30, 2024 and 2023, respectively. During the nine months ended September 30, 2024 our income tax expense was reduced by $8 million due to the resolution of an uncertain tax position. Excluding discrete items, our effective tax rate for the year 2024 is expected to be 15.5%. During the nine months ended September 30, 2023, we recorded approximately $84 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $44 million of income tax benefit due to a discrete tax item related to the release of a deferred tax liability.
The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. The effective tax rate in any period can be impacted by revisions to the estimated full year rate. Our effective tax rate has increased due to the introduction of the Pillar Two rules under the OECD’s BEPS 2.0 initiative which came into effect in Ireland from January 1, 2024. The majority of the Group’s assets are owned in Ireland.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $7 million was primarily driven by higher earnings from our investment in SES.

Liquidity and capital resources
The following table presents our consolidated cash flows for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
	2024	2023
	(U.S. Dollars in millions)
Net cash provided by operating activities	$4,152	$3,862
Net cash used in investing activities	(3,065)	(2,554)
Net cash provided by (used in) financing activities	1,040	(457)
Cash flows provided by operating activities. During the nine months ended September 30, 2024, our net cash provided by operating activities of $4.2 billion was the result of net income of $1.4 billion and other adjustments to net income of $2.2 billion consisting primarily of depreciation and amortization, collections of finance leases of $314 million and the net change in operating assets and liabilities of $176 million. During the nine months ended September 30, 2023, our net cash provided by operating activities of $3.9 billion was the result of net income of $2 billion and other adjustments to net income of $1.4 billion consisting primarily of depreciation and amortization, collections of finance leases of $309 million and the net change in operating assets and liabilities of $64 million.
Cash flows used in investing activities. During the nine months ended September 30, 2024, our net cash used in investing activities of $3.1 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $5.0 billion, partially offset by cash provided by asset sales and net proceeds from loans receivable of $1.9 billion. During the nine months ended September 30, 2023, our net cash used in investing activities of $2.6 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $4.7 billion and net issuances of loans receivable of $82 million, partially offset by cash provided by asset sales of $1.6 billion and cash proceeds from insurance claim settlements of $646 million.
Cash flows provided by (used in) financing activities. During the nine months ended September 30, 2024, our net cash provided by financing activities of $1.0 billion primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $1.8 billion and net cash provided by maintenance payments and security deposits received of $540 million, partially offset by cash used for the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $1.3 billion. During the nine months ended September 30, 2023, our net cash used in financing activities of $457 million primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $919 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $2 billion and cash used for the payment of dividends to our non-controlling interest holders of $10 million, partially offset by net cash provided by maintenance payments and security deposits received of $600 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of September 30, 2024, we had commitments to purchase 324 new aircraft scheduled for delivery through 2029. We also had commitments to purchase 56 engines and 13 helicopters through 2026.
As of September 30, 2024, our cash balance was $4.0 billion, including unrestricted cash of $3.8 billion, and we had $11.1 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of September 30, 2024, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $18 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $23 billion. As of September 30, 2024, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.8x of our debt maturities and contracted capital requirements for the next 12 months. As of September 30, 2024, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $251 million, totaled $48.6 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 15—Debt.”
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the nine months ended September 30, 2024, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance fees, upfront fees and other impacts, was 3.9%. As of September 30, 2024, our adjusted debt to equity ratio was 2.4 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2024 and December 31, 2023.
Contractual obligations
Our estimated future obligations as of September 30, 2024 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of September 30, 2024:

	2024 - remaining	2025	2026	2027	2028	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$2,891.6	$3,650.0	$7,294.5	$4,755.5	$6,500.0	$11,750.0	$36,841.6
Secured debt facilities	222.8	1,081.6	1,376.7	1,945.9	1,829.4	2,305.4	8,761.8
Subordinated debt facilities	750.0	—	—	—	—	2,250.0	3,000.0
Estimated interest payments (a)	533.1	1,969.1	1,716.2	1,398.7	1,062.3	6,922.4	13,601.8
Purchase obligations (b) (c)	2,268.5	5,413.1	5,445.4	3,010.4	1,082.4	162.0	17,381.8
Operating leases (d)	3.5	16.7	12.5	12.1	11.6	15.9	72.3
Total	$6,669.5	$12,130.5	$15,845.3	$11,122.6	$10,485.7	$23,405.7	$79,659.3

(a)Estimated interest payments for floating rate debt are based on rates as of September 30, 2024 and include the estimated impact of our interest rate swap agreements.
(b)As of September 30, 2024, we had commitments to purchase 324 aircraft (including 11 purchase and leaseback transactions), 56 engines and 13 helicopters through 2029. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 26—Commitments and contingencies” for further details on our purchase obligations.
(c)We are also party to a contingent purchase agreement with Airbus for up to 52 additional A320neo Family aircraft currently on order by one of our lessees and scheduled to deliver between 2029 and 2031. Under this agreement, we will purchase these aircraft in the event that the purchase agreement between Airbus and the lessee is terminated, subject to certain conditions. The above table does not reflect this contingent purchase agreement.
(d)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases.
The above table does not reflect any dividends we may pay on our ordinary shares.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 24—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of September 30, 2024, December 31, 2023 and September 30, 2023:

	September 30, 2024	December 31, 2023	September 30, 2023
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$16,752	$16,589	$16,294

Ordinary shares issued	204,543,739	215,543,739	235,543,739
Treasury shares	(14,812,715)	(13,050,571)	(23,163,904)
Ordinary shares outstanding	189,731,024	202,493,168	212,379,835
Shares of unvested restricted stock	(4,948,175)	(4,561,249)	(4,233,182)
Ordinary shares outstanding, excluding shares of unvested restricted stock	184,782,849	197,931,919	208,146,653

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$90.66	$83.81	$78.28
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics used in this report and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2024. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2024 and December 31, 2023:

	September 30, 2024		December 31, 2023
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$48,353		$46,484
Adjusted for:
Unrestricted cash and cash equivalents	(3,755)		(1,627)
50% equity credit for long-term subordinated debt	(1,125)	(a)	(1,125)
Adjusted debt	$43,473		$43,732

Equity	$16,752		$16,589
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	(a)	1,125
Adjusted equity	$17,877		$17,714

Adjusted debt/equity ratio	2.4 to 1		2.5 to 1

(a)50% equity credit for long-term subordinated debt is pro forma for the redemption of $750 million of subordinated debt in October 2024. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 28—Subsequent events” for further details.
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Percentage Difference	2024	2023	Percentage Difference
	(U.S Dollars in millions)
Interest expense	$516	$447	16%	$1,486	$1,311	13%
Adjusted for:
Mark-to-market on interest rate derivatives	(22)	(7)	NA	(30)	(17)	NA
Debt issuance costs, upfront fees and other impacts	(29)	(35)	(18%)	(93)	(108)	(14%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$466	$405	15%	$1,364	$1,186	15%

Average debt balance	$46,937	$46,895	—	$46,591	$46,696	—

Average cost of debt	4.0%	3.5%	13%	3.9%	3.4%	15%

Summarized financial information of issuers and guarantors
AGAT/AICDC Notes
From time to time AerCap Trust and AICDC co-issue senior unsecured notes and, in July 2024, they co-issued $750 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2055 (the “AGAT/AICDC Junior Subordinated Notes” and, collectively with their senior unsecured notes, the “AGAT/AICDC Notes” ). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or, in the case of the AGAT/AICDC Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Parent Guarantor Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Parent Guarantor Junior Subordinated Notes”). The Parent Guarantor Junior Subordinated Notes were jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC. In October 2024, AerCap Holdings N.V. redeemed in full all of its outstanding Parent Guarantor Junior Subordinated Notes, subsequent to a redemption notice issued in August 2024. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt”, “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 28—Subsequent Events” and our audited Consolidated Financial Statements and “Note 15—Debt,” included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024, for further details on the Parent Guarantor Junior Subordinated Notes.

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of September 30, 2024 and December 31, 2023, and for the nine months ended September 30, 2024. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	September 30, 2024	December 31, 2023
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$9,155	$8,330
Intercompany receivables	36,070	35,692
Total assets	50,244	46,858

Debt	38,100	35,863
Intercompany payables	4,453	3,378
Total liabilities	45,547	41,945

Nine Months Ended
September 30, 2024
(U.S. Dollars in millions)
Total revenues and other income (a)	$2,688
Total expenses (b)	1,462
Income before income taxes and loss of investments accounted for under the equity method	1,226
Net income	1,069
Net income attributable to AerCap Holdings N.V.	1,069

(a)Total revenues include interest income from non-obligor entities of $1,456 million.
(b)Total expenses include interest expense to non-obligor entities of $81 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on September 13, 2024, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2024. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2024 - remaining	2025	2026	2027	2028	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$1,688.8	$1,185.4	$536.4	$283.5	$227.9	$99.2	$35.1
Weighted average strike rate	1.6%	2.5%	3.0%	3.3%	3.3%	3.3%

	2024 - remaining	2025	2026	2027	2028	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$4,630.0	$4,605.0	$3,442.5	$2,582.5	$1,004.2	—	$(56.5)
Weighted average pay rate	3.6%	3.6%	3.9%	4.0%	4.1%	—
The variable benchmark interest rates associated with these instruments are Term SOFR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. Rates of inflation have decreased during the nine months ended September 30, 2024 and are projected to stabilize by the end of 2025. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 26—Commitments and contingencies” in this report.
Item 1A. Risk Factors
There have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2023.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2024:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2024	1,317,219	$75.16	1,317,219	$183.3
February 2024	1,709,291	77.52	1,709,291	550.9
March 2024	1,284,967	81.18	1,284,967	446.6
April 2024	1,180,550	83.79	1,180,550	347.7
May 2024	73,301	89.88	73,301	841.1
June 2024	2,633,547	90.81	2,633,547	601.9
July 2024	194,112	92.50	194,112	584.0
August 2024	3,592,828	90.60	3,592,828	258.5
September 2024	1,669,322	91.77	1,669,322	605.4
	13,655,137	$86.21	13,655,137	$605.4

(a)For further detail on our share repurchase programs, please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 17—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: October 30, 2024